UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29710 / June 28, 2011

In the Matter of	:
	:
ALTEGRIS ADVISORS, L.L.C.	:
1200 Prospect Street, Suite 550	:
La Jolla, CA 92037	;
	:
NORTHERN LIGHTS FUND TRUST	:
4020 South 147th Street	:
Omaha, NE 68137	:
	:
(812-13851)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT

Altegris Advisors, L.L.C. and Northern Lights Fund Trust filed an application on
December 8, 2010, amendments to the application on April 12, 2011 and May 19, 2011,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the
"Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act.
The order would permit applicants to enter into and materially amend subadvisory
agreements without shareholder approval.

On June 1, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29689). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Altegris Advisors, L.L.C. and Northern Lights Fund Trust (File No. 812-13851) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary